Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

State or Jurisdiction of Incorporation or Organization
1	Frederick Electronics Corp.	United States
2	Plantronics India Private Limited	India
3	Plantronics Pty. Limited	Australia
4	Brazil Plantronics Telecommunicacoes Ltda.	Brazil
5	Plantronics Canada Inc.	Canada
6	Plantronics International Ltd.	Cayman Islands
7	Plantronics Communications Technology (Suzhou) Co., Ltd.	China
8	Plantronics Trading (Suzhou) Co., Ltd	China
9	Plantronics Middle East FZE	Dubai
10	Plantronics Services GmbH	Germany
11	Plantronics Rus LLC	Russia
12	Plantronics Japan Ltd.	Japan
13	Plantronics Europe Ltd.	Malta
14	Plamex, S.A. de C.V.	Mexico
15	Plantronics B.V.	Netherlands
16	Plantronics Singapore PTE LTD	Singapore
17	Plantronics Limited	United Kingdom
18	Plantronics Chile Ltda.	Chile